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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

North Coast Energy, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

658649 70 2

(CUSIP Number)

Douglas H. Miller
Chairman and Chief Executive Officer
EXCO RESOURCES, INC.
12377 MERIT DRIVE, SUITE 1700
DALLAS, TEXAS 75251
TELEPHONE: (214) 368-2084

Copy to:
William L. Boeing
Haynes and Boone, LLP
2505 North Plano Road, Suite 4000
Richardson, Texas 75082
(972) 680-7550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D is filed by and on behalf of the undersigned.  Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D filed December 23, 2003 by the undersigned (the "Initial Schedule 13D").  This Amendment No. 1 to Schedule 13D hereby amends and supplements the Initial Schedule 13D.  All items not described herein remain as previously reported in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule D is hereby amended and restated to read as follows:

The total amount of funds required by Purchaser to consummate the Offer (as defined below) and the merger and to pay related fees and expenses (including financing costs) is estimated to be approximately $179.9 million. EXCO will finance the Offer, the merger and the expenses incurred in connection with the Offer and the merger with the proceeds received from the issuance of $350.0 million aggregate principal amount of 7 1/4% Senior Notes Due 2011 (the “Senior Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. EXCO completed the issuance of the Senior Notes under an Indenture (the “Indenture”) among itself, certain of its subsidiaries and Wilmington Trust Company, as trustee, on January 20, 2004. The gross proceeds of the issuance are currently being held in escrow at Wilmington Trust Company pending completion of the Offer. Wilmington Trust Company will release the gross proceeds of the issuance to EXCO upon presentation of the following:

• a secretary’s certificate from North Coast;
• an officer’s certificate from EXCO; and
• legal opinions from appropriate counsel.
EXCO intends to repay borrowings under the Senior Notes through cash flow from operations, sales of assets or through a refinancing of such indebtedness prior to or at maturity.

Senior Notes.    Interest on the Senior Notes will accrue at the rate of 7 1/4% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on July 15, 2004. The payment of the principal, premium and interest on the Senior Notes will be guaranteed on a senior basis by all of EXCO’s current and some of EXCO’s future domestic subsidiaries, except that the guarantee of Taurus Acquisition, Inc. will be subordinated to its guaranty under EXCO’s credit facility. The Senior Notes will mature on January 15, 2011.

The Senior Notes will be the senior obligations of EXCO secured by a second-priority security interest in 65% of the capital stock of Addison Energy Inc. and 100% of the capital stock of Taurus Acquisition, Inc. behind the first-priority security interest securing certain obligations relating to EXCO’s indebtedness under its credit facilities. The Senior Notes will rank equal in right of payment with EXCO’s existing and future senior indebtedness and senior in right of payment to any of EXCO’s existing and future subordinated indebtedness.

The Senior Notes do not provide for any mandatory redemption or sinking fund. EXCO has the right at its election to redeem the Senior Notes under the terms described in the Indenture. In addition, EXCO is required to offer to repurchase the Senior Notes upon the occurrence of certain events, including a change of control or sale of assets. The Indenture contains various restrictive covenants customary for indebtedness of this type.

The Senior Notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws. Unless so registered, the Senior Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. The information regarding the Senior Notes in this Schedule 13D is being provided solely in compliance with the disclosure requirements of Item 3 of Schedule 13D and shall not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes, nor shall there be any sale of the Senior Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the Indenture is filed as exhibit (b)(2) to Amendment No. 4 to the Schedule TO filed by Purchaser and EXCO on January 21, 2004 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.5                                  Indenture, dated January 20, 2004, among EXCO Resources, Inc., the Subsidiary Guarantors and Wilmington Trust Company, as trustee, filed as exhibit (b)(2) to Amendment No. 4 to the Schedule TO filed by Purchaser and EXCO on January 21, 2004 and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCO RESOURCES, INC.

	By:	/s/ T.W. Eubank
		Name:	T.W. Eubank
		Title:	President

NCE ACQUISITION, INC.

	By:	/s/ T.W. Eubank
		Name:	T.W. Eubank
		Title:	President

EXCO HOLDINGS INC.

	By:	/s/ T.W. Eubank
		Name:	T.W. Eubank
		Title:	President

Dated: January 22, 2004

Exhibit Index

Document

Exhibit 99.1

Stock Tender Agreement, dated as of December 9, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and Nuon Energy & Water Investments, Inc., on the other hand filed as exhibit 99.1 to the Schedule 13D filed on December 23, 2003 and incorporated by reference herein.

Exhibit 99.2

Agreement and Plan of Merger, dated as of November 26, 2003 as amended and restated December 4, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and North Coast Energy, Inc. and Nuon Energy & Water Investments, Inc., on the other hand filed as exhibit (d)(1) to Purchaser's Schedule TO-T filed December 5, 2003 and incorporated by reference herein.

Exhibit 99.3

Joint Filing Agreement, dated as of December 19, 2003, by and among EXCO Resources, Inc., NCE Acquisition, Inc., and EXCO Holdings Inc. filed as exhibit 99.3 to the Schedule 13D filed on December 23, 2003 and incorporated by reference herein.

Exhibit 99.4

Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA, filed as Exhibit (b)(1) to Purchaser's Schedule TO-T filed December 5, 2003 and incorporated by reference herein.

Exhibit 99.5

Indenture, dated January 20, 2004, among EXCO Resources, Inc., the Subsidiary Guarantors and Wilmington Trust Company, as trustee, filed as exhibit (b)(2) to Amendment No. 4 to the Schedule TO filed by Purchaser and EXCO on January 21, 2004 and incorporated herein by reference.